Exhibit 11.1


ELECTROMAGNETIC SCIENCES, INC.
AND SUBSIDIARIES

Statement re:  Computation of Per Share Earnings
(In thousands, except net earnings per share)


                                                Years Ended December 31
                                               1994     1993      1992
Common equivalent shares:

  Common stock - weighted average
   shares outstanding                         6,766    6,716     7,106

  Dilutive effect of outstanding common
   stock options (as determined by the
   treasury stock method using the average
   market price for the period)                 277      140       225

  Total common and common equivalent shares   7,043    6,856     7,331


For purposes of calculating primary
earnings per share, the Company's
proportionate share of the net earnings of LXE Inc. has been adjusted to reflect the dilutive effect of LXE's outstanding stock options. Following is a summary of net earnings applicable to earnings per common and common equivalent share:

  Net earnings (loss)
   excluding LXE Inc.                       $ 1,226    1,142    (1,541)

  Adjusted proportionate share
   of net earnings of LXE Inc.                2,841      233     2,241

  Total net earnings applicable to
   earnings per common and common
   equivalent share                         $ 4,067    1,375       700

  Net earnings per common and common
   equivalent share                           $ .58      .20       .10